October 13, 2006

Ms. Vanessa Robertson
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Bradley Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-31680

Dear Ms. Robertson:

        In accordance with our phone conversation, we respectfully request additional time to respond to the comment letter sent to us on September 29, 2006.

        We would propose to respond by October 27, 2006. We trust this request for an extension is acceptable.  If you have any questions, please do not hesitate to contact me directly at (973) 882-1505 extension 510.

Respectfully,

/s/R. Brent Lenczycki

R. Brent Lenczycki

Chief Financial Officer